Filed Pursuant to Rule 424(b)(3)

Registration No. 333-174016

PROSPECTUS

MARCHEX, INC.

1,019,103 Shares

Class B Common Stock

This prospectus relates to 1,019,103 shares of our Class B common stock that may be sold from time to time by the selling stockholders named in this prospectus.

This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our Class B common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See “Plan of Distribution” beginning on page 21.

All of the net proceeds from the sale of these shares of Class B common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares. We will bear the costs relating to the registration of these shares.

Our Class B common stock is quoted on the Nasdaq Global Select Market under the symbol “MCHX.”

You should read this prospectus carefully before you invest.

Investing in our Class B common stock involves substantial risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2011.

MARCHEX, INC.

SUMMARY

We are a call advertising and small business marketing company. We deliver call and click-based advertising products and services to tens of thousands of advertisers, ranging from small businesses to Fortune 500 companies. Our technology-based products and services facilitate the efficient and cost-effective marketing and selling of goods and services for small and national advertisers who want to market and sell their products through mobile, online and offline; and a proprietary, locally-focused website network where we help consumers find local information, as well as fulfill our advertiser marketing campaigns:

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Call Advertising Services. We deliver a variety of call advertising products and services to national advertisers, advertising agencies and small advertiser reseller partners. These services include pay-for-call through the Marchex Pay-For-Call Exchange and call analytics solutions, which include phone number and call tracking, call mining, keyword-level tracking, click-to-call, website proxying, and other call-based products which enable our customers to utilize mobile, online and offline advertising to drive calls as well as clicks into their businesses and to measure the effectiveness of their advertising campaigns. Advertisers pay us a fee for each call they receive from call-based ads we distribute through our sources of call distribution or for each phone number tracked based on a pre-negotiated rate.

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Small Business Marketing Products. Our small business marketing products enable reseller partners of small business advertisers, such as Yellow Pages providers and vertical marketing service providers, to sell call advertising and/or search marketing products through their existing sales channels, which are then fulfilled by us across our distribution network, including mobile sources, leading search engines and our own proprietary traffic sources. By creating a solution for companies who have relationships with small businesses, it is easier for these small businesses to participate in mobile, online, offline call advertising. The lead services we offer to small business advertisers through our small business marketing products include products typically available only to national advertisers, including pay-for-call, call tracking, presence management, ad creation, keyword selection, geo-targeting, advertising campaign management, reporting, and analytics. The small business marketing products have the capacity to support hundreds of thousands of advertiser accounts. Reseller partners and publishers generally pay us account fees and also agency fees for our products in the form of a percentage of the cost of every call or click delivered to their advertisers. Through our contract with Yellowpages.com LLC d/b/a AT&T Interactive which is a subsidiary of AT&T (collectively, “AT&T”), AT&T is our largest reseller partner and was responsible for 23% of our total revenues for 2010 of which the majority is derived from our small business marketing products.

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Pay-Per-Click Advertising. We deliver pay-per-click advertisements to online users in response to their keyword search queries or on pages they visit throughout our distribution network of search engines, shopping engines, certain third party vertical and local websites, mobile distribution and our own Publishing Network. In addition to distributing their ads, we offer account management services to help our advertisers optimize their pay-per-click campaigns, including editorial and keyword selection recommendations and report analysis. The pay-per-click advertisements are generally ordered based on the amount our advertisers choose to pay for a placement and the relevancy of their ads to the keyword search. Advertisers pay us when a user clicks on their advertisements in our distribution network and we pay publishers or distribution partners a percentage of the revenue generated by the click-throughs on their site(s). In addition, we generate revenue from cost-per-action events that take place on our distribution network. Cost-per-action revenue occurs when the user is redirected from one of our websites or a third-party website in our distribution network to an advertiser’s website and completes a specified action. We also offer a private-label platform for publishers, separate and distinct from our small business marketing products which enable them to monetize their websites with contextual advertising from their own customers or from our advertising relationships. We sell pay-per-click contextual advertising placements on specialized vertical and branded publisher websites on a pay-per-click basis. Advertisers can target the placements by category, site- or page-specific basis. We believe our site- and page-specific approach provides publishers with an opportunity to generate revenue from their traffic while protecting their brand. Our approach gives advertisers greater transparency into the source of the traffic and relevancy for their ads and enables them to optimize the return on investment from their advertising campaign. The contextual advertisement placements are generally ordered based on the amount our advertisers choose to pay for a placement and the relevance of the advertisement, based on historic click-through rates. Advertisers pay us when a user clicks on their advertisements in our network and we pay publishers a percentage of the revenue generated by the click-throughs on their site.

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Publishing Network. We believe our Publishing Network is a significant source of local information online and a source of calls within the Marchex Pay-For-Call Exchange. It includes more than 200,000 of our owned and operated websites focused on helping users make informed decisions about where to get local products and services. It features listings from more than 10 million small businesses in the U.S. and millions of expert and user-generated reviews on small businesses. The more than 200,000 websites in our network include more than 75,000 U.S. ZIP code sites, including 98102.com and 90210.com, covering ZIP code areas nationwide, as well as tens of thousands of other locally-focused sites such as Yellow.com, OpenList.com and geo-targeted sites. Traffic to our Publisher Network is primarily monetized with pay-for-

call and pay-per-click listings that are relevant to the websites, as well as other forms of advertising, including banner advertising and sponsorships.

In this prospectus, the terms “Marchex,” “company,” “we,” “us” and “our” refer to Marchex, Inc. and its wholly-owned direct and indirect subsidiaries. We were incorporated in the State of Delaware. Our principal executive offices are located at 520 Pike Street, Suite 2000, Seattle, Washington 98101 and our telephone number is (206) 331-3300.

This prospectus relates to 1,019,103 shares of our Class B common stock that may be sold from time to time by the selling stockholders named in this prospectus. The stockholders are identified in the section headed “Selling Stockholders.” We will not receive any of the proceeds for the resale of these shares.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our securities. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our Class B common stock could decline and you could lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Company

We have largely incurred net losses since our inception, and we may incur net losses in the foreseeable future.

We had an accumulated deficit of $140.7 million as of December 31, 2010. Our net expenses may increase based on the initiatives we undertake which for instance, may include increasing our sales and marketing activities, hiring additional personnel, incurring additional costs as a result of being a public company, acquiring additional businesses and making additional equity grants to our employees.

We are dependent on certain distribution partners, for distribution of our services, and we derive a significant portion of our total revenue through these distribution partners. A loss of distribution partners or a decrease in revenue from certain distribution partners could adversely affect our business.

A relatively small number of distribution partners currently deliver a significant percentage of calls and traffic to our advertisers, although no one distribution partner accounts for in excess of 10% of our revenues.

Our existing agreements with many of our other larger distribution partners permit either company to terminate without penalty on short notice and are primarily structured on a variable-payment basis, under which we make payments based on a specified percentage of revenue or based on the number of paid phone calls or click-throughs. We intend to continue devoting resources in support of our larger distribution partners, but there are no guarantees that these relationships will remain in place over the short- or long-term. In addition, we cannot be assured that any of these distribution partners will continue to generate current levels of revenue for us or that we will be able to maintain the applicable variable payment terms at their current levels. A loss of any of these distribution partners or a decrease in revenue due to lower calls and traffic or less favorable variable payment terms from any one of these distribution relationships could have a material adverse effect on our business, financial condition and results of operations.

Companies distributing advertising through mobile or online Internet have experienced, and will likely continue to experience, consolidation. This consolidation has reduced the number of partners that control the mobile and online advertising outlets with the most user calls and traffic. According to the comScore Media Metrix Core Search Report for December 2010, Yahoo! accounted for 16% of the online searches in the United States and Google accounted for 67%. As a result, the larger distribution partners have greater control over determining the market terms of distribution, including placement of call and click-based advertisements and cost of placement. In addition, many participants in the performance-based advertising and search marketing industries control significant portions of mobile and online traffic that they deliver to advertisers. We do not believe, for example, that Yahoo! and Google are as reliant as we are on a third-party distribution network to deliver their services. This gives these companies a significant advantage over us in delivering their services, and with a lesser degree of risk.

We rely on certain advertiser reseller partners and agencies, including AT&T (through our contract with AT&T’s subsidiary Yellowpages.com LLC d/b/a AT&T Interactive), Yellowbook USA Inc., The Cobalt Group, Super Media, Inc., and Yellow Pages Group Canada for the purchase of various advertising and marketing services, as well as to provide us with a large number of advertisers. A loss of certain advertiser reseller partners and agencies or a decrease in revenue from these reseller partners could adversely affect our business. Such advertisers are subject to varying terms and conditions which may result in claims or credit risks to us.

We benefit from the established relationships and national sales teams that certain of our reseller partners, who are leading reseller partners of advertisers and advertising agencies, have in place throughout the U.S. and international markets. These advertiser reseller partners and agencies refer or bring advertisers to us for the purchase of various advertising products and services. We derive a sizeable portion of our total revenue through these advertiser reseller partners and agencies. A loss of certain advertiser reseller partners and agencies or a decrease in revenue from these clients could adversely affect our business. AT&T is our largest advertiser reseller partner and was responsible for 23% of our total revenues for the year ended December 31, 2010. We recently entered into an amendment to our agreement with AT&T which extends its term through June 30, 2015.

These advertisers may in certain cases be subject to negotiated terms and conditions separate from those applied to online clients accepted and processed through our automated advertiser management platform. In some cases, the applicable contract terms may be the result of legacy or industry association documentation or simply customized advertising solutions for large reseller partners and agencies. In any case, as a consequence of such varying terms and conditions, we may be subject to claims or credit risks that we may otherwise mitigate more efficiently across our automated advertiser management platform.

These claims and risks may vary depending on the nature of the aggregated client base. Among other claims, we may be subject to disputes based on third party tracking information or analysis. We may also be subject to differing credit profiles and risks based on the agency relationship associated with these advertisers. For such advertisers, payment may be made on an invoice basis, unlike our retail platform which in many instances is paid in advance of the service. In some limited circumstances we may also have accepted individual advertiser payment liability in place of liability of the advertising agency or media advisor.

We received approximately 52% and 48% of our revenue from our five largest customers for the years ended December 31, 2009 and 2010, respectively, and the loss of one or more of these customers could adversely impact our results of operations and financial condition.

Our five largest customers accounted for approximately 52% of our total revenues for the year ended December 31, 2009 and 48% for the year ended December 31, 2010, respectively. AT&T is our largest customer and was responsible for 23% of our total revenues for year ended December 31, 2010 and 40% of accounts receivable at December 31, 2010. We recently entered into an amendment to our agreement with AT&T which extends its term through June 30, 2015. Certain of these customers are not subject to long term contracts with us and are generally able to reduce advertising spending at any time and for any reason. A significant reduction in advertising spending by our largest customers, or the loss of one or more of these customers, if not replaced by new customers or an increase in business from existing customers, would adversely affect revenues. This could have a material adverse effect on our results of operations and financial condition.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Our large customers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may seek for us to develop additional features, may require penalties for failure to deliver such features, may seek discounted product or service pricing and may seek more favorable contractual terms. As we sell more products and services to this class of customer, we may be required to agree to such terms and conditions. Such large customers also have substantial leverage in negotiating resolution of any disagreements or disputes than may arise. Any of the foregoing factors could result in a material adverse effect on our business, financial condition and results of operations.

If some of our customers experience financial distress, their weakened financial position could negatively affect our own financial position and results.

We have a diverse customer base and, at any given time, one or more customers may experience financial distress, file for bankruptcy protection or go out of business. If a customer with whom we do a substantial amount of business experiences financial difficulty, it could delay or jeopardize the collection of accounts receivable, result in significant reductions in services provided by us and may have a material adverse effect on our results of operations and liquidity.

We may incur liabilities for the activities of our advertisers, reseller partners, distribution partners and other users of our services, which could adversely affect our business.

Many of our advertisement generation and distribution processes are automated. In some cases, advertisers or reseller partners use our online tools and account management systems to create and submit advertiser listings and in other cases we create and submit advertising listing on behalf of our advertisers or reseller partners. These advertiser listings are submitted in a bulk data feed or through the distribution partners’ user interface. Although we monitor our distribution partners on an ongoing basis primarily for traffic quality, these partners control the distribution of the advertiser listings provided in the data feed or user interface submissions.

We have a large number of distribution partners who display our advertiser listings on their networks. Our advertiser listings are delivered to our distribution partners in an automated fashion through an XML data feed or data dump or through the distribution partners’ user interface. Our distribution partners are contractually required to use the listings created by our advertiser customers in accordance with applicable laws and regulations and in conformity with the publication restrictions in our agreements, which are intended to promote the quality and validity of the traffic provided to our advertisers. Nonetheless, we do not operationally control or manage these distribution partners and any breach of these agreements on the part of any distribution partner or its affiliates could result in liability for our business. These agreements include indemnification obligations on the part of our distribution partners, but there is no guarantee that we would be able to collect against offending distribution partners or their affiliates in the event of a claim under these indemnification provisions.

We do not conduct a manual editorial review of a substantial number of the advertiser listings directly submitted by advertisers or reseller partners online, nor do we manually review the display of the vast majority of the advertiser listings by our distribution partners submitted to us by XML data feeds or data dumps or the distribution partners’ user interface. Likewise, in cases where we provide editorial or value-added services for our large reseller partners or agencies, such as ad creation and optimization for local advertisers or landing pages and micro-sites for pay-for-call customers, we rely on the content and information provided to us by these agents on behalf of their individual advertisers. We do not investigate the individual business activities of these advertisers other than the information provided to us or in some cases review of advertiser websites. We may not successfully avoid liability for unlawful activities carried out by our advertisers or reseller partners and other users of our services or unpermitted uses of our advertiser listings by distribution partners and their affiliates.

Our potential liability for unlawful activities of our advertisers and other users of our services or unpermitted uses of our advertiser listings and advertising services and platform by distribution partners and reseller partners and agencies could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources, to discontinue certain service offerings or to terminate certain distribution partner relationships. For example, as a result of the actions of advertisers in our network, we may be subject to private or governmental actions relating to a wide variety of issues, such as privacy, gambling, promotions, and intellectual property ownership and infringement. Under agreements with certain of our larger distribution partners, we may be required to indemnify these distribution partners against liabilities or losses resulting from the content of our advertiser listings or resulting from third-party intellectual property infringement claims. Although our advertisers agree to indemnify us with respect to claims arising from these listings, we may not be able to recover all or any of the liabilities or losses incurred by us as a result of the activities of our advertisers.

Our insurance policies may not provide coverage for liability arising out of activities of users of our services. In addition, our reliance on some content and information provided to us by our large advertiser reseller partners and agencies may expose us to liability not covered by our insurance policies. Furthermore, we may not be able to obtain or maintain adequate insurance coverage to reduce or limit the liabilities associated with our businesses. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on our business, operating results and financial condition.

If we do not maintain and grow a critical mass of advertisers and distribution partners, the value of our services could be adversely affected.

Our success depends, in large part, on the maintenance and growth of a critical mass of advertisers and distribution partners and a continued interest in our pay-for-call, performance-based advertising, telemarketing analytics and search marketing services. Advertisers will generally seek the most competitive return on investment from advertising and marketing services. Distribution partners will also seek the most favorable payment terms available in the market. Advertisers and distribution partners may change providers or the volume of business with a provider, unless the product and terms are competitive. In this environment, we must compete to acquire and maintain our network of advertisers and distribution partners.

If our business is unable to maintain and grow our base of advertisers, our current distribution partners may be discouraged from continuing to work with us, and this may create obstacles for us to enter into agreements with new distribution partners. Our business also in part depends on certain of our large reseller partners and agencies to grow their base of advertisers as these advertisers become increasingly important to our business and our ability to attract additional distribution partners and opportunities. Similarly, if our distribution network does not grow and does not continue to improve over time, current and prospective advertisers and reseller partners and agencies may reduce or terminate this portion of their business with us. Any decline in the number of advertisers and distribution partners could adversely affect the value of our services.

We are dependent upon the quality of mobile, online, offline and other traffic sources in our network to provide value to our advertisers and the advertisers of our reseller partners, and any failure in our quality control could have a material adverse effect on the value of our services to our advertisers and adversely affect our revenues.

We utilize certain monitoring processes with respect to the quality of the mobile, online, offline and other traffic sources that we deliver to our advertisers. Among the factors we seek to monitor are sources and causes of low quality phone calls such as unwanted telemarketer calls and clicks such as non-human processes, including robots, spiders or other software, the mechanical automation of clicking, and other types of invalid clicks, click fraud, or click spam, the purpose of which is something other than to view the underlying content. Additionally, we also seek to identify other indicators which may suggest that a user may not be targeted by or desirable to our advertisers. Even with such monitoring in place, there is a risk that a certain amount of low quality mobile, online, offline and other traffic or traffic that is deemed to be less valuable by our advertisers will be delivered to such advertisers, which may be detrimental to those relationships. We have regularly refunded fees that our advertisers had paid to us which were attributed to low quality mobile, online, offline and other traffic. If we are unable to stop or reduce low quality internet traffic and low quality phone calls, these refunds may increase. Low quality mobile, online, offline and other traffic may further prevent us from growing our base of advertisers and cause us to lose relationships with existing advertisers, or become the target of litigation, both of which would adversely affect our revenues.

We depend on being able to secure enough phone numbers to support our advertisers and other users of our services and any obstacles that we face which prevent us from meeting this demand could adversely affect our business.

We utilize phone numbers that we are able to secure for our pay-for-call, call tracking and call analytics services. Our services that utilize phone numbers are designed to enable advertisers and other users of our services to utilize mobile, online and offline advertising and to help measure the effectiveness of mobile, online and offline advertising campaigns. We secure a majority of our phone numbers through telecommunication carriers that we have contracted with and a smaller number through the 800 Service Management System, and such telecommunication carriers provide the underlying telephone service. We are subject to the rules and guidelines established by the Federal Communications Commission as well as our telecommunication carriers. The Federal Communications Commission and our telecommunication carriers may change the rules and guidelines for securing phone numbers or change the requirements for retaining the phone numbers we have already secured. As a result, we may not be able to secure or retain sufficient phone numbers needed for our services.

Our acquisition of certain automated voice and mobile advertising-based technologies is heavily reliant on vendors.

Certain voice and mobile advertising-based products that we acquired as part of our recent acquisition of Jingle Networks are heavily reliant on vendors. The free directory product that we now provide relies on technology provided by third-party vendors that include voice recognition software and business, government and residence data listings. We cannot guarantee that the technology and services provided by our third-party vendors will be of sufficient quality to meet the demands of our customers. Further, we cannot guarantee that the technologies and services will be available to us in the future on acceptable terms, if at all. Any perception by our customers that our voice and mobile advertising-based products are incomplete or not of sufficient quality could lead to a loss in confidence by our customers, which in turn could lead to a decline in revenues. If we are unable to continue maintaining, advancing and improving our voice and mobile advertising-based products, our operating results may be adversely affected.

We may be subject to intellectual property claims, which could adversely affect our financial condition and ability to use certain critical technologies, divert our resources and management attention from our business operations and create uncertainty about ownership of technology essential to our business.

Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims, including claims of trademark infringement in connection with our acquisition of previously-owned Internet domain names and claims of copyright infringement with respect to certain of our proprietary websites that would be costly to defend and could limit our ability to use certain critical technologies.

The expansion of our call advertising business increases the potential intellectual property infringement claims we may be subject to. Jingle Networks, which we recently acquired, is subject to patent infringement claims which were unsuccessful at trial but which may be appealed and no assurances can be given as to their ultimate outcome.

Any patent or other intellectual property litigation could negatively impact our business by diverting resources and management attention from other aspects of the business and adding uncertainty as to the ownership of technology, services and property that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to license the infringed or similar technology on reasonable terms, or at all, could prevent us from using critical technologies which could have a material adverse effect on our business.

We may need additional funding to meet our obligations and to pursue our business strategy. Additional funding may not be available to us and our financial condition could therefore be adversely affected.

We may require additional funding to meet our ongoing obligations and to pursue our business strategy, which may include the selective acquisition of businesses and technologies. In addition, we have incurred and we may incur certain obligations in the future. There can be no assurance that if we were to need additional funds to meet these obligations that additional financing arrangements would be available in amounts or on terms acceptable to us, if at all. Furthermore, if adequate additional funds are not available, we will be required to delay, reduce the scope of, or eliminate material parts of the implementation of our business strategy, including potential additional acquisitions or internally-developed businesses.

Our acquisitions could divert management’s attention, cause ownership dilution to our stockholders, cause our earnings to decrease and be difficult to integrate.

Our business strategy includes identifying, structuring, completing and integrating acquisitions. Acquisitions in the technology and Internet sectors involve a high degree of risk. We may also be unable to find a sufficient number of attractive opportunities to meet our objectives which include revenue growth, profitability and competitive market share. Our acquired companies may have histories of net losses and may expect net losses for the foreseeable future. Acquisitions are accompanied by a number of risks that could harm our business, operating results and financial condition:

•	We could experience a substantial strain on our resources, including time and money, and we may not be successful;

•	Our management’s attention could be diverted from our ongoing business concerns;

•	While integrating new companies, we may lose key executives or other employees of these companies;

•	We may issue shares of our Class B common stock as consideration for acquisitions which may result in ownership dilution to our stockholders;

•	We could fail to successfully integrate our financial and management controls, technology, reporting systems and procedures, or adequately expand, train and manage our workforce;

•	We could experience customer dissatisfaction or performance problems with an acquired company or technology;

•	We could become subject to unknown or underestimated liabilities of an acquired entity or incur unexpected expenses or losses from such acquisitions;

•	We could incur possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business; and

•	We may be exposed to investigations and/or audits by federal, state or other taxing authorities.

Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenue and cost benefits.

Our expanding international operations subject us to additional risks and uncertainties and we may not be successful with our strategy to continue to expand such operations.

One potential area of growth for us is in international markets. We have initiated operations, through our subsidiaries, in Ireland and the United Kingdom. Our international expansion and the integration of international operations present unique challenges and risks. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could interfere with our ability to offer our products and services to one or more countries or expose us or our employees to fines and penalties. Our continued international expansion also subjects us to increased foreign currency exchange rate risks and will require additional management attention and resources. We cannot assure you that we will be successful in our international expansion. There are risks inherent in conducting business in international markets, including the need to localize our products and services to foreign customers’ preferences and customs, difficulties in managing operations due to language barriers, distance, staffing and cultural differences, application of foreign laws and regulations to us, tariffs and other trade barriers, fluctuations in currency exchange rates, establishing management systems and infrastructures, reduced protection for intellectual property rights in some countries, changes in foreign political and economic conditions, and potentially adverse tax consequences. Our failure to address these risks adequately could materially and adversely affect our business, revenue, results of operations and financial condition.

The loss of our senior management, including our founders, could harm our current and future operations and prospects.

We are heavily dependent upon the continued services of Russell C. Horowitz, our chairman and chief executive officer, and the other members of our senior management team. Each member of our senior management team is an at-will employee and may voluntarily terminate his employment with us at any time with minimal notice. Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou and John Keister, our founders, each own shares of fully vested Class A common stock. Following any termination of employment, each of these employees would only be subject to a twelve-month non-competition and non-solicitation obligation with respect to our customers and employees under our standard confidentiality agreement.

Further, as of December 31, 2010, Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou and John Keister together controlled 92% of the combined voting power of our outstanding capital stock. Their collective voting control is not tied to their continued employment with Marchex. The loss of the services of any member of our senior management, including our founders, for any reason, or any conflict among our founders, could harm our current and future operations and prospects.

We may have difficulty retaining current personnel as well as attracting and retaining additional qualified, experienced, highly skilled personnel, which could adversely affect the implementation of our business plan.

Our performance is largely dependent upon the talents and efforts of highly skilled individuals. In order to fully implement our business plan, we will need to retain our current qualified personnel, as well as attract and retain additional qualified personnel. Thus, our success will in significant part depend upon our retention of current personnel as well as the efforts of personnel not yet identified and upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We are also dependent on managerial and technical personnel to the extent they may have knowledge or information about our businesses and technical systems that may not be known by our other personnel. There can be no assurance that we will be able to attract and retain necessary personnel. The failure to hire and retain such personnel could adversely affect the implementation of our business plan.

If we are unable to obtain and maintain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors may also be adversely affected if we experience difficulty in maintaining adequate directors’ and officers’ liability insurance.

We may not be able to obtain and maintain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties that are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

We currently have directors’ and officers’ liability insurance. If we are unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage our company, which could have a material adverse effect on our operations.

It may be difficult for us to retain or attract qualified officers and directors, which could adversely affect our business and our ability to maintain the listing of our Class B common stock on the Nasdaq Global Select Market.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. Further, applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, our business and our ability to maintain the listing of our shares of Class B common stock on the Nasdaq Global Select Market could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our brand and operating results.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the effectiveness of our controls over financial reporting. Our current and future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results or cause us to fail to meet our financial reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Current accounting rules require that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances considered in determining whether the carrying value of amortizable intangible assets and goodwill may not be recoverable include, but are not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; or a significant decline in our stock price and/or market capitalization for a sustained period of time. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, amortization expense is increased or decreased.

We recorded a substantial non-cash impairment charge for goodwill and intangible assets during the fourth quarter of 2008 as a result of the impact of the recent adverse economic environment including the deterioration in the equity and credit markets. We may be required to record future charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined. Any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

We may be required to establish a valuation allowance against our deferred income tax asset.

Factors in our ability to realize a tax benefit from our deferred income tax asset include tax attributes and operating results of acquired businesses, the nature, extent and periods that temporary differences are expected to reverse and our expectations about future operating results. If we determine that all or a portion of the deferred income tax asset will not result in a future tax benefit, a valuation allowance may be established with a corresponding charge to net income. Such charges may have a material adverse effect on our results of operations or financial condition. The likelihood of recording such a valuation allowance may be impacted by our acquisitions, and increases during periods of economic downturn.

We may not be able to realize the intended and anticipated benefits from our acquisitions of Internet domain names, which could affect the value of these acquisitions to our business and our ability to meet our financial obligations and targets.

We may not be able to realize the intended and anticipated benefits that we currently expect from our acquisitions of Internet domain names. These intended and anticipated benefits include increasing our cash flow from operations, broadening our distribution offerings and delivering services that strengthen our advertiser relationships.

If the acquired assets are not integrated into our business as we anticipate, we may not be able to achieve these benefits or realize the value paid for our acquisitions of Internet domain names, which could materially harm our business, financial condition and results of operations.

We do not control the means by which users access our websites, and material changes to current navigation practices or technologies or marketing practices or significant increases in our marketing costs could result in a material adverse effect on our business.

The success of our Publishing Network depends in large part upon consumer access to our websites. Consumers access our websites primarily through the following methods: directly accessing our websites by typing descriptive keywords or keyword strings into the uniform resource locator (URL) address box of an Internet browser; accessing our websites by clicking on bookmarked websites; and accessing our websites through search engines and directories.

Each of these methods requires the use of a third party product or service, such as an Internet browser or search engine application or directory. Internet browsers may provide alternatives to the URL address box to locate websites, and search engines may from time to time change and establish rules regarding the indexing and optimization of websites. We also market certain websites through search engine applications. Historically, we have limited our search engine marketing to less than five leading search engines.

Product developments and market practices for these means of access to our websites are not within our control. We may experience a decline in traffic to our websites if third party browser technologies or search engine methodologies and rules are changed to our disadvantage. We have experienced abrupt search engine algorithm and policy changes in the past. We expect the search engine applications we utilize to market and drive users to our websites to continue to periodically change their algorithms, policies and technologies. These changes may result in an interruption in users ability to access our websites or impair our ability to maintain and grow the number of users who visit our websites. We may also be forced to significantly increase marketing expenditures in the event that market prices for online advertising and paid-listings escalate. Any of these changes could have a material adverse effect on our business.

We may experience unforeseen liabilities in connection with our acquisitions of Internet domain names or arising out of third party domain names included in our distribution network, which could negatively impact our financial results.

The Name Development, Pike Street and AreaConnect asset acquisitions involved the acquisition of a large number of previously-owned Internet domain names. Furthermore, we have separately acquired and may acquire in the future additional previously-owned Internet domain names. In some cases, these acquired names may have trademark significance that is not readily apparent to us or is not identified by us in the bulk purchasing process. As a result we may face demands by third party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired Internet domain names under the Uniform Domain Name Dispute Resolution Policy administered by ICANN or actions under the U.S. Anti-Cybersquatting Consumer Protection Act. Additionally, we display pay-for-call or pay-per-click listings on third party domain names and third party websites that are part of our distribution network, which also could subject us to a wide variety of civil claims including intellectual property ownership and infringement.

We intend to review each claim or demand which may arise from time to time on its merits on a case-by-case basis with the assistance of counsel and we intend to transfer any rights acquired by us to any party that has demonstrated a valid prior right or claim. We cannot, however, guarantee that we will be able to resolve these disputes without litigation. The potential violation of third party intellectual property rights and potential causes of action under consumer protection laws may subject us to unforeseen liabilities including injunctions and judgments for money damages.

Risks Relating to Our Business and Our Industry

If we are unable to compete in the highly competitive performance-based advertising and search marketing industries, we may experience reduced demand for our products and services.

We operate in a highly competitive and changing environment. We principally compete with other companies which offer services in the following areas:

•	sales to advertisers of pay-for-call services;

•	sales to advertisers of pay-per-click services;

•	aggregation or optimization of online advertising for distribution through mobile and online search engines and applications, product shopping engines, directories, websites or other offline outlets;

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provision of local and vertical websites containing information and user feedback designed to attract users and help consumers make better, more informed local decisions, while providing targeted advertising inventory for advertisers;

•	delivery of pay-for-call advertising to end users or customers of advertisers through mobile and online destination websites or other offline distribution outlets;

•	delivery of online advertising to end users or customers of advertisers through mobile and online destination websites or other offline distribution outlets;

•	local search sales training;

•	services and outsourcing of technologies that allow advertisers to manage their advertising campaigns across multiple networks and track the success of these campaigns;

•	third party domain monetization; and

•	sales to advertisers of call tracking, call analytics, and presence management services.

Although we currently pursue a strategy that allows us to potentially partner with all relevant companies in the industry, there are certain companies in the industry that may not wish to partner with us. Despite the fact that we currently work with several of our potential competitors, there are no guarantees that these companies will continue to work with us in the future.

We currently or potentially compete with a variety of companies, including Google, IAC/InterActiveCorp, Microsoft, Yahoo!, WebVisible and ReachLocal. Many of these actual or perceived competitors also currently or may in the future have business relationships with us, particularly in distribution. However, such companies may terminate their relationships with us. Furthermore, our competitors may be able to secure agreements with us on more favorable terms, which could reduce the usage of our services, increase the amount payable to our distribution partners, reduce total revenue and thereby have a material adverse effect on our business, operating results and financial condition.

We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty. The barriers to entering our market are relatively low. In fact, many current Internet and media companies presently have the technical capabilities and advertiser bases to enter the search marketing services industry. Further, if the consolidation trend continues among the larger media and search engine companies with greater brand recognition, the share of the market remaining for smaller search marketing services providers could decrease, even though the number of smaller providers could continue to increase. These factors could adversely affect our competitive position.

Some of our competitors, as well as potential entrants into our market, may be better positioned to succeed in this market. They may have:

•	longer operating histories;

•	more management experience;

•	an employee base with more extensive experience;

•	better geographic coverage;

•	larger customer bases;

•	greater brand recognition; and

•	significantly greater financial, marketing and other resources.

Currently, and in the future, as the use of the Internet and other mobile and online services increases, there will likely be larger, more well-established and well-financed entities that acquire companies and/or invest in or form joint ventures in categories or countries of interest to us, all of which could adversely impact our business. Any of these trends could increase competition and reduce the demand for any of our services.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

If we are not able to respond to the rapid technological change characteristic of our industry, our products and services may cease to be competitive.

The market for our products and services is characterized by rapid change in business models and technological infrastructure, and we will need to constantly adapt to changing markets and technologies to provide new and competitive products and services. If we are unable to ensure that our users, advertisers, reseller partners, and distribution partners have a high-quality experience with our products and services, then they may become dissatisfied and move to competitors’ products and services. Accordingly, our future success will depend, in part, upon our ability to develop and offer competitive products and services for both our target market and for applications in new markets. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our products and services obsolete or uncompetitive.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from:

•	fire;

•	floods;

•	network failure;

•	hardware failure;

•	software failure;

•	power loss;

•	telecommunications failures;

•	break-ins;

•	terrorism, war or sabotage;

•	computer viruses;

•	denial of service attacks;

•	penetration of our network by unauthorized computer users and “hackers” and other similar events;

•	natural disaster; and

•	other unanticipated problems.

We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information, including sensitive customer information, or disrupt our operations. We have deployed firewall hardware intended to thwart hacker attacks. Although we maintain property insurance and business interruption insurance, our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

If we fail to address these issues in a timely manner, we may lose the confidence of our advertisers, reseller partners, and distribution partners, our revenue may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and technology platform. If we fail to accomplish these tasks in a timely manner, our business and reputation will likely suffer.

We rely on third party technology, platforms, carriers, communications providers, and server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon third party colocation providers to host our main servers. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our colocation providers.

We also rely on a select group of third party providers for components of our technology platform and support for our advertising and call-based services, such as hardware and software providers, telecommunications carriers and Voice over Internet Protocol (VoIP) providers, credit card processors and domain name registrars. As a result, key operational resources of our business are concentrated with a limited number of third party providers. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation. Furthermore, if any of these significant providers are unable to provide the levels of service and dedicated resources over time that we required in our business, we may not be able to replace certain of these providers in a manner that is efficient, cost-effective or satisfactory to our customers, and as a result our business could be materially and adversely affected.

If our security measures are breached or are perceived as not being secure, we may lose advertisers, reseller partners and distribution partners and we may incur significant legal and financial exposure.

We store and transmit data and information about our advertisers, reseller partners, distribution partners and their respective users. We deploy security measures to protect this data and information, as do third parties we utilize to assist in data and information storage. Our security measures and those of the third parties we partner with to assist in data and information storage may suffer breaches. Security breaches of our data storage systems or our third party colocation and technology providers we utilize to store data and information relating to our advertisers, reseller partners, distribution partners and their respective users, could expose us to significant potential liability. In addition, security breaches, actual or perceived, could result in the loss of advertisers, reseller partners and distribution partners that could potentially have an adverse effect on our business.

We may not be able to protect our intellectual property rights, which could result in our competitors marketing competing products and services utilizing our intellectual property and could adversely affect our competitive position.

Our success and ability to compete effectively are substantially dependent upon our internally developed and acquired technology and data resources, which we protect through a combination of copyright, trade secret, and patent and trademark law. To date, we acquired U.S. Patent Number 6,822,663 titled “Transform Rule Generator for Web-Based Markup Languages” through our Voice Services transaction. We also own U.S. Patent Number 7,668,950 titled “Automatically Updating Performance-Based Online Advertising System and Method,” non-provisional U.S. Patent Application Number 11/868,398 titled “System and Method for Classifying Search Queries,” non-provisional U.S. Patent Application Number 11/985,188 titled “Method and System for Tracking Telephone Calls,” non-provisional U.S. Patent Application Number 12/512,821 titled “Facility for Reconciliation of Business Records Using Genetic Algorithms,” non-provisional U.S. Patent Application Number 12/829,372 titled “System and Method to Direct Telephone Calls to Advertisers,” non-provisional U.S. Patent Application Number 12/829,373 titled “System and Method for Calling

Advertised Telephone Numbers on a Computing Device,” non-provisional U.S. Patent Application Number 12/829,375 titled “System and Method to Analyze Calls to Advertised Telephone Numbers”, and non-provisional U.S Patent Application Number 12/844,488 titled “Systems and Methods for Blocking Telephone Calls.” In the future, additional patents may be filed with respect to internally developed or acquired technologies. Our industry is highly competitive and many individuals and companies have sought to patent processes in the industry. We may decide not to protect certain intellectual properties or business methods which may later turn out to be significant to us. In addition, the patent process takes several years and involves considerable expense. Further, patent applications and patent positions in our industry are highly uncertain and involve complex legal and factual questions due in part to the number of competing technologies. As a result, we may not be able to successfully prosecute these patents, in whole or in part, or any additional patent filings that we may make in the future. We also depend on our trademarks, trade names and domain names. We may not be able to adequately protect our technology and data resources. In addition, intellectual property laws vary from country to country, and it may be more difficult to protect our intellectual property in some foreign jurisdictions in which we may plan to enter. If we fail to obtain and maintain patent or other intellectual property protection for our technology, our competitors could market competing products and services utilizing our technology.

Despite our efforts to protect our proprietary rights, unauthorized parties domestically and internationally may attempt to copy or otherwise obtain and use our services, technology and other intellectual property. We cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and advertisers. If we are unable to protect our intellectual property rights from unauthorized use, our competitive position could be adversely affected.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

We may initiate patent litigation against third parties to protect or enforce our patent rights, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the trading price of our Class B common stock.

Our quarterly results of operations might fluctuate due to seasonality, which could adversely affect our growth rate and in turn the market price of our securities.

Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in the level of mobile and Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, mobile and Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and in turn the market price of our securities. Additionally, the recent deterioration in the economic conditions has resulted in many advertisers and reseller partners reducing advertising and marketing services budgets, which we expect will impact our quarterly results of operations in addition to the typical seasonality seen in our industry.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by advertisers could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact advertiser-consumer transactions. Deterioration in economic conditions could cause decreases in or delays in advertising spending and reduce and/or negatively impact our short term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

We depend on the growth of the Internet and mobile and Internet infrastructure for our future growth and any decrease in growth or anticipated growth in mobile and Internet usage could adversely affect our business prospects.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

•	possible disruptions or other damage to the mobile, Internet or telecommunications infrastructure;

•	failure of the individual networking infrastructures of our advertisers, reseller partners, and distribution partners to alleviate potential overloading and delayed response times;

•	a decision by advertisers and consumers to spend more of their marketing dollars on offline programs;

•	increased governmental regulation and taxation; and

•	actual or perceived lack of security or privacy protection.

In particular, concerns over the security of transactions conducted on the Internet and the privacy of users, including the risk of identity theft, may inhibit the growth of Internet usage, especially mobile and online commercial transactions. In order for the mobile and online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease in anticipated Internet growth and usage could have a material adverse effect on our business prospects.

We are exposed to risks associated with credit card fraud and credit payment, and we may continue to suffer losses as a result of fraudulent data or payment failure by advertisers.

We have suffered losses and may continue to suffer losses as a result of payments made with fraudulent credit card data. Our failure to control fraudulent credit card transactions could reduce our net revenue and gross margin and negatively impact our standing with applicable credit card authorization agencies. In addition, under limited circumstances, we extend credit to advertisers who may default on their accounts payable to us or fraudulently “charge-back” amounts on their credit cards for services that have already been delivered by us.

Government regulation of the Internet may adversely affect our business and operating results.

Mobile and online search, e-commerce and related businesses face uncertainty related to future government regulation of the Internet through the application of new or existing federal, state and international laws. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state level have enacted and may continue to enact various laws and regulations relating to the Internet. Individual states may also enact consumer protection laws that are more restrictive than the ones that already exist.

Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. For example, as a result of the actions of advertisers in our network, we may be subject to existing laws and regulations relating to a wide variety of issues such as consumer privacy, gambling, sweepstakes, advertising, promotions, defamation, pricing, taxation, financial market regulation, quality of products and services, computer trespass, spyware, adware, child protection and intellectual property ownership and infringement. In addition, it is not clear whether existing laws that require licenses or permits for certain of our advertisers’ lines of business apply to us, including those related to insurance and securities brokerage, law offices and pharmacies. Existing federal and state laws that may impact the growth and profitability of our business include, among others:

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The Digital Millennium Copyright Act (DMCA) provides protection from copyright liability for online service providers that list or link to third party websites. We currently qualify for the safe harbor under the DMCA; however, if it were determined that we did not meet the safe harbor requirements, we could be exposed to copyright infringement litigation, which could be costly and time-consuming.

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The Children’s Online Privacy Protection Act (COPPA) restricts the distribution of certain materials deemed harmful to children and imposes limitations on websites’ ability to collect personal information from minors. COPPA allows the Federal Trade Commission (FTC) to impose fines and penalties upon website operators whose sites do not fully comply with the law’s requirements. We do not currently offer any websites “directed to children,” nor do we collect personal data from children.

•	The Protection of Children from Sexual Predators Act requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

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The Controlling the Assault of Non-Solicited Pornography and Marketing (CAN SPAM) Act of 2003 establishes requirements for those who send commercial e-mails, spells out penalties for entities that transmit noncompliant commercial e-mail and/or whose products are advertised in noncompliant commercial e-mail and gives consumers the right to opt-out of receiving commercial e-mails. The majority of the states also have adopted similar statutes governing the transmission of commercial e-mail. The FTC and the states, as applicable, are authorized to enforce the CAN-SPAM Act and the state-specific statutes, respectively. CAN-SPAM gives the Department of Justice the authority to enforce its criminal sanctions. Other federal and state agencies can enforce the law against organizations under their jurisdiction, and companies that provide Internet access may sue violators as well.

•	The Electronic Communications Privacy Act prevents private entities from disclosing Internet subscriber records and the contents of electronic communications, subject to certain exceptions.

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The Computer Fraud and Abuse Act and other federal and state laws protect computer users from unauthorized computer access/hacking, and other actions by third parties which may be viewed as a violation of privacy. Michigan and Utah child protection laws, designed to protect children under the age of 18 from receiving adult content via e-mail and other electronic forms of communication (e.g., cell phones and IM). Both Michigan and Utah have developed lists of minors’ e-mail addresses based on parents’ and guardians’ submissions. Once an address has been on a list for 30 days, Web publishers are prohibited from sending the address anything containing, or even linking to, advertising for a product or service that a minor is legally prohibited from purchasing or using, even if the owner of that address previously requested to receive the information. In addition, senders need to match their own mailing lists against the state registries on at least a monthly basis, for which they must pay both Michigan and Utah a per-address fee. Courts may apply each of these laws in unintended and unexpected ways. As a company that provides services over the Internet as well as call recording and call tracking services, we may be subject to an action brought under any of these or future laws.

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Among the types of legislation currently being considered at the federal and state levels are consumer laws regulating for the use of certain types of software applications or downloads and the use of “cookies.” These proposed laws are intended to target specific types of software applications often referred to as “spyware,” “invasiveware” or “adware,” and may also cover certain applications currently used in the online advertising industry to serve and distribute advertisements. In addition, the FTC has sought inquiry regarding the implementation of a “do-not-track” requirement. Federal legislation is also expected to be introduced that would regulate “online behavioral advertising” practices. If passed, these laws would impose new obligations for companies that use such software applications or technologies.

Many Internet services are automated, and companies such as ours may be unknowing conduits for illegal or prohibited materials. It is possible that some courts may impose a strict liability standard or require such companies to monitor their customers’ conduct. Although we would not be responsible or involved in any way in such illegal conduct, it is possible that we would somehow be held responsible for the actions of our advertisers or distribution partners.

We may also be subject to costs and liabilities with respect to privacy issues. Several companies have incurred penalties for failing to abide by the representations made in their public-facing privacy policies. In addition, several states have passed laws that require businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Further, it is anticipated that additional federal and state privacy-related legislation will be enacted. Such legislation could negatively affect our business.

In addition, foreign governments may pass laws which could negatively impact our business and/or may prosecute us for violating existing laws. Such laws might include EU member country conforming legislation under applicable EU Privacy, eCommerce, Telecommunications and Data Protection Directives. Any costs incurred in addressing foreign laws could negatively affect the viability of our business. Our exposure to this risk will increase to the extent we expand our operations internationally.

Federal and state regulation of telecommunications may adversely affect our business and operating results.

Subsidiaries of the Company provide information and analytics services to certain advertisers and reseller partners that may include information services. In connection therewith, the Company, through its subsidiaries, obtains certain telecommunications products and services from carriers in order to deliver these packages of information and analytic services.

Telecommunications laws and regulations (and interpretations thereof) are evolving in response to rapid changes in the telecommunications industry. If our carrier partners were to be subject to any changes in applicable law or regulation (or interpretations thereof), or additional taxes or surcharges, then we in turn may be subject to increased costs for their products and services or receive products and services that may be of less value to our customers, which in turn could adversely affect our business and operating results. Furthermore, to the extent we offer call recording and pay-for-call services, we may be directly subject to certain telecommunications-related regulations. Finally, in the event that any federal or state regulators were to expand the scope of applicable laws and regulations or their application to include certain end users and information service providers, then our business and operating results could also be adversely affected.

The following existing and possible future federal and state laws could impact the growth and profitability of our business:

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The Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the “Act”), and the regulations promulgated by the Federal Communications Commission under Title II of the Act, may impose federal licensing, reporting and other regulatory obligations on the Company. To the extent we contract with and use the networks of voice over IP service providers, new legislation or FCC regulation in this area could restrict our business, prevent us from offering service or increase our cost of doing business. There are an increasing number of regulations and rulings that specifically address access to commerce and communications services on the Internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning voice services offered via the Internet may have on our business, financial condition, and results of operations.

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The U.S. Congress, the FCC, state legislatures or state agencies may target, among other things, access or settlement charges, imposing taxes related to Internet communications, imposing tariffs or other regulations based on encryption concerns, or the characteristics and quality of products and services that we may offer. Any new laws or regulations concerning these or other areas of our business could restrict our growth or increase our cost of doing business.

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The FCC has initiated a proceeding regarding the regulation of broadband services. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that the FCC or other legislative bodies will seek to regulate broadband IP telephony and the Internet. In addition, large, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.

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There is risk that a regulatory agency will require us to conform to rules that are unsuitable for IP communications technologies or rules that cannot be complied with due to the nature and efficiencies of IP routing, or are unnecessary or unreasonable in light of the manner in which we offer voice-related services such as call recording and pay-for-call services to our customers.

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Federal and state telemarketing laws including the Telephone Consumer Protection Act, the Telemarketing Sales Rule, the Telemarketing Consumer Fraud and Abuse Prevention Act and the rules and regulations promulgated thereunder.

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Laws affecting telephone call recording and data protection, such as consent and personal data statutes. Under the federal Wiretap Act, at least one party taking part in a call must be notified if the call is being recorded. Under this law, and most state laws, there is nothing illegal about one of the parties to a telephone call recording the conversation. However, several states (i.e., California, Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, Montana, Nevada, New Hampshire, Pennsylvania and Washington) require that all parties consent when one party wants to record a telephone conversation. The telephone recording laws in other states, like federal law, require only one party to be aware of the recording. A Wiretap Act violation is a Class D felony; the maximum authorized penalties for a violation of section 2511(1) of the Wiretap Act are imprisonment of not more than five years and a fine under Title 18. Authorized fines are typically not more than $250,000 for individuals or $500,000 for an organization, unless there is a substantial loss. State laws impose similar penalties.

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The Communications Assistance for Law Enforcement Act may require that the Company undertake material modifications to its platforms and processes to permit wiretapping and other access for law enforcement personnel.

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Under various Orders of the Federal Communications Commission, the Company may be required to make material retroactive and prospective contributions to funds intended to support Universal Service, Telecommunications Relay Service, Local Number Portability, the North American Numbering Plan and the budget of the Federal Communications Commission.

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Laws in most states of the United States of America may require registration or licensing of one or more subsidiaries of the Company, and may impose additional taxes, fees or telecommunications surcharges on the provision of the Company’s services which the Company may not be able to pass through to customers.

Future regulation of search engines may adversely affect the commercial utility of our search marketing services.

The FTC, has reviewed the way in which search engines disclose paid placements or paid inclusion practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid inclusion is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid placement or paid inclusion listings on search results. Such disclosures if ultimately mandated by the FTC or voluntarily made by us may reduce the desirability of our paid placement and paid inclusion services. We believe that some users will conclude that paid search results are not subject to the same relevancy requirements as non-paid search results, and will view paid search results less favorably. If such FTC disclosure reduces the desirability of our paid placement and paid inclusion services, and “click-throughs” of our paid search results decrease, our business could be adversely affected.

State and local governments may in the future be permitted to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services. In addition, we may be required to pay additional income, sales, or other taxes.

On November 19, 2004, the federal government passed legislation placing a three-year ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. On October 31, 2007, this ban was extended for another seven years. Unless the ban is further extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation’s expiration in November 2014. An increase in taxes may make electronic commerce transactions less attractive for advertisers and businesses, which could result in a decrease in the level of usage of our services. Additionally, from time to time, various state, federal and other jurisdictional tax authorities undertake reviews of the Company and the Company’s filings. In evaluating the exposure associated with various tax filing positions, the Company on occasion accrues charges for probable exposures. We cannot predict the outcome of any of these reviews.

Risks Relating to Ownership of our Common Stock

Our Class B common stock prices have been and are likely to continue to be highly volatile.

The trading prices of our Class B common stock have been and are likely to continue to be highly volatile and subject to wide fluctuations. Since our initial public offering, the closing sale price of our Class B common stock on the Nasdaq Global Select Market (formerly, the Nasdaq National Market) ranged from $3.00 to $26.14 per share through December 31, 2010. Our stock prices may fluctuate in response to a number of events and factors, which may be the result of our business strategy or events beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	announcements by us or our competitors of significant contracts, acquisitions, financings, commercial relationships, joint ventures or capital commitments;

•	registration of additional shares of Class B common stock in connection with acquisitions;

•	actual or anticipated fluctuations in our operating results;

•	developments concerning our various strategic collaborations;

•	lawsuits initiated against us or lawsuits initiated by us;

•	announcements of acquisitions or technical innovations;

•	potential loss or reduced contributions from distribution partners, reseller partners and agencies, or advertisers;

•	changes in earnings estimates or recommendations by analysts;

•	changes in the market valuations of similar companies;

•	changes in our industry and the overall economic environment;

•	volume of shares of Class B common stock available for public sale, including upon conversion of Class A common stock or upon exercise of stock options;

•	Class B common stock repurchases under our previously announced share repurchase program;

•

sales and purchases of stock by us or by our stockholders, including sales by certain of our executive officers and directors pursuant to written pre-determined selling and purchase plans under Rule 10b5-1 of the Securities Exchange Act of 1934; and

•	short sales, hedging and other derivative transactions on shares of our Class B common stock.

In addition, the stock market in general, and the Nasdaq Global Select Market and the market for mobile and online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our Class B common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies.

Litigation against us, whether or not judgment is entered against us, could result in substantial costs and potentially economic loss, and a diversion of our management’s attention and resources, any of which could seriously harm our financial condition. Additionally, there can be no assurance that an active trading market of our Class B common stock will be sustained.

Our founders control the outcome of stockholder voting, and there may be an adverse effect on the price of our Class B common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

As of December 31, 2010, Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou and John Keister, our founders, beneficially owned 100% of the outstanding shares of our Class A common stock, which shares represented 91% of the combined voting power of all outstanding shares of our capital stock. These founders together control 92% of the combined voting power of all outstanding shares of our capital stock. The holders of our Class A common stock and Class B common stock have identical rights except that the holders of our Class B common stock are entitled to one vote per share, while holders of our Class A common stock are entitled to twenty-five votes per share on all matters to be voted on by stockholders. This concentration of control could be disadvantageous to our other stockholders with interests different from those of these founders. This difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the price of our Class B common stock to the extent that investors or any potential future purchaser of our shares of Class B common stock give greater value to the superior voting rights of our Class A common stock.

Further, as long as these founders have a controlling interest, they will continue to be able to elect all or a majority of our board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, these founders will be in a position to continue to control all fundamental matters affecting our company, including any merger involving, sale of substantially all of the assets of, or change in control of, our company. The ability of these founders to control our company may result in our Class B common stock trading at a price lower than the price at which such stock would trade if these founders did not have a controlling interest in us. This control may deter or prevent a third party from acquiring us which could adversely affect the market price of our Class B common stock.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our certificate of incorporation, as amended, our by-laws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Class B common stock. The following are examples of such provisions in our certificate of incorporation, as amended, or our by-laws:

•	the authorized number of our directors can be changed only by a resolution of our board of directors;

•	advance notice is required for proposals that can be acted upon at stockholder meetings;

•	there are limitations on who may call stockholder meetings; and

•	our board of directors is authorized, without prior stockholder approval, to create and issue “blank check” preferred stock.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock. The application of Section 203 of the Delaware General Corporation Law could have the effect of delaying or preventing a change of control of our company.

We may not be able to continue to pay dividends on our common stock in the future which could impair the value of such stock.

Under Delaware law, dividends to stockholders may be made only from the surplus of a company, or, in certain situations, from the net profits for the current fiscal year or the fiscal year before which the dividend is declared. We have initiated and paid a quarterly dividend on our common stock since November 2006. However, there is no assurance that we will be able to pay dividends in the future. Our ability to pay dividends in the future will depend on our financial results, liquidity and financial condition.

FORWARD LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, including statements regarding the benefits and risks associated with our acquisitions, our future operating results, financial position, and business strategy, expectations regarding our growth and the growth of the industry in which we operate, and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Market data and forecasts used in this prospectus have been obtained from independent industry sources, unless otherwise noted. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Class B common stock by the selling stockholders.

SELLING STOCKHOLDERS

We are registering for resale a total of up to 1,019,103 shares of Class B common stock held by the selling stockholders who acquired shares of our Class B common stock in connection with our acquisition of Jingle Networks, Inc. on April 7, 2011. The table below sets forth, to the Company’s knowledge, the following information regarding the selling stockholders as of July 26, 2011:

•	The name of the selling stockholders;

•

The number of shares of our Class B common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

•	The number of shares of our Class B common stock that may be offered for resale by the selling stockholders pursuant to this prospectus;

•	The number of shares of our Class B common stock to be held by the selling stockholders after the resale of the offered shares; and

•	The percent of ownership of our Class B common stock of each selling stockholder, if such percentage exceeds one percent of our total outstanding Class B common stock.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Number of Shares	Shares to be Sold	Number of Shares (1)	Percent of Class B Shares
Flybridge Capital Partners II. L.P. (2)	494,993	494,993	—	0
LAP Jingle Holdings II, LLC (3)	19,221	19,221	—	0
AP Jingle Holdings, LLC (3)	161,129	161,129	—	0
First Round Jingle LP (4)	38,690	38,690	—	0
Comcast Interactive Capital, LP	38,399	38,399	—	0
Goldman Sachs Investment Partners Master Fund, L.P.	191,994	191,994	—	0
Hearst Communications, Inc.	40,738	40,738	—	0
RGIP, LLC (5)	2,038	2,038	—	0
John Roswech (6)	408,894	18,777	390,117	1.4%
Scott Kliger	7,626	7,626	—	0
George Garrick	128	128	—	0
Brian Roberts	50	50	—	0
Irving Bronstein	50	50	—	0
Nuance Communications, Inc.	3,364	3,364	—	0
Greg White	1,906	1,906	—	0

	1,409,220	1,019,103	390,117	1.4%

(1)

Assumes that all the shares of Class B common stock that may be offered hereunder are sold and the selling stockholders neither acquire nor dispose of any other shares of our Class B common stock before the completion of this offering.

(2)	Charles M. Hazard, Jr., Managing Member, Flybridge Capital Partners GP II, LLC, GP of Flybridge Capital Partners II, LP, has sole voting and dispositive power as to such shares.
(3)	David Berkman and William Berkman have shared voting and dispositive power as to such shares.
(4)	Joshua Kopelman has sole voting and dispositive power as to such shares.
(5)

Decisions with respect to the voting and disposition of such shares require a majority vote of R. Bradford Malt, Alfred O. Rose and Ann L. Milner, the managers of RGIP, LLC. Each of the managers disclaims beneficial ownership of such shares in its individual capacities.

(6)

John Roswech was a stockholder and the President of Jingle Networks, Inc. and is a current employee of the Company. The number of shares to be sold hereunder excludes those shares issued in connection with his employment which are subject to vesting over the three year period from the closing date and forfeiture upon the occurrence of certain events (as such shares vest).

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospectus supplements.

PLAN OF DISTRIBUTION

The selling stockholders may use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how it will sell the shares it owns. Any sales may occur in one or more of the following types of transactions (including block transactions):

•	transactions on the Nasdaq Global Select Market or any other organized market or quotation system where the shares may be traded,

•	privately negotiated transactions between a selling stockholder and a purchaser, or

•	transactions effected with or through a broker-dealer acting as either agent or principal.

These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholders and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholders and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

The selling stockholders have advised us that he, she or it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of such shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our Class B common stock and activities of the selling stockholders.

We have been advised by Comcast Interactive Capital, LP and Goldman Sachs Investment Partners Master Fund, L.P. that each may be deemed an affiliate of a broker-dealer and that each purchased the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares.

We are contractually required to use best efforts to maintain the effectiveness of the registration statement with respect to the shares of Class B common stock offered hereunder by the selling stockholders for a period of six months from the date the registration statement becomes effective (plus the aggregate number of days, if any, during which sales may be suspended while the suspension right is in effect).

LEGAL MATTERS

Certain legal matters with respect to the shares of Class B common stock offered hereby will be passed upon for us by DLA Piper LLP (US). A partner in the law firm of DLA Piper LLP (US) beneficially owns 35,500 shares of Class B common stock.

EXPERTS

The consolidated financial statements of Marchex, Inc. as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Jingle Networks, Inc. as of December 31, 2009 and 2010, and for each of the years ended December 31, 2009 and 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information at the SEC’s public reference facilities in Washington, D.C. (located at 100 F Street, N.E., Washington, D.C. 20549). You can also obtain copies of these materials from the SEC’s public reference section (located at 100 F Street, N.E., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information about companies that file these reports electronically with the SEC. Our SEC filings are also available on our website at http://www.marchex.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of common stock under this prospectus; provided, however, that we are not incorporating any information deemed to be furnished or not filed in accordance with SEC rules. The information incorporated by reference into this prospectus is considered a part of this prospectus, and information that we file later with the SEC, prior to the termination of the offering of common stock under this prospectus, will automatically update and supersede the previously filed information.

1.	Our Annual Report on Form 10-K for the year ended December 31, 2010;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

3.	Current Reports on Form 8-K or 8-K/A filed with the SEC on March 7, 2011, April 11, 2011, May 10, 2011, and June 22, 2011;

4.	The portions of our proxy statement on Schedule 14A filed with the SEC on April 12, 2011 that are incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2010; and

5.	The description of our Class B common stock contained in our registration statement on Form 8-A, filed on March 30, 2004.

We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our Class B common stock.

We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Marchex, Inc.

520 Pike Street, Suite 2000

Seattle, Washington 98101

(206) 331-3300

Attention: Ethan A. Caldwell, General Counsel & Chief Administrative Officer

You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. These securities are not offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.

Marchex, Inc.

1,019,103 Shares

Class B Common Stock

PROSPECTUS

August 25, 2011